Exhibit 4.1

CONSOLIDATED WATER CO. LTD.

DESCRIPTION OF SECURITIES

The following description of the terms of our securities is not complete and is qualified in its entirety by reference to our Memorandum of Association, as amended (the “Memorandum of Association”), and our Articles of Association, as amended (the “Articles of Association”), both of which are exhibits to our Annual Reports on Form 10-K.

Under our Memorandum of Association and Articles of Association we are authorized to issue 25,000,000 shares of capital stock, consisting of 24,800,000 ordinary shares, par value CI$0.50 (approximately US$0.60) per share, and 200,000 redeemable preference shares, par value CI$0.50 (approximately US$0.60) per share.

The ordinary shares (common stock) are listed on the Nasdaq Global Select Market under the symbol “CWCO.” All outstanding ordinary shares are validly issued, fully paid, and nonassessable.

Ordinary Shares

Voting Rights

Holders of ordinary shares may cast one vote for each share held of record at all shareholder meetings. All voting is non-cumulative. Holders of more than 50% of the outstanding shares present and voting at an annual meeting at which a quorum is present are able to elect all of our directors.

Dividends and Liquidation Rights

Holders of ordinary shares are entitled to receive ratably dividends, if any, distributed out of our accumulated profits. Subject to the preferential rights of holders of the redeemable preference shares, upon liquidation, all holders of ordinary shares are entitled to participate pro rata in our assets which are available for distribution.

Other Rights

Holders of ordinary shares do not have preemptive rights or rights to convert their ordinary shares into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Redeemable Preference Shares

Voting

Holders of redeemable preference shares may cast one vote for each share held of record at all shareholder meetings. All voting is on a non-cumulative basis.

Dividends and Liquidation Rights

Upon the event of our liquidation, the redeemable preference shares rank in preference to the ordinary shares with respect to the repayment of the par value of redeemable preference shares plus any premium paid or credited on the purchase of the shares.

Other Rights

Under our employee share incentive plan, we may redeem any redeemable preference shares issued to an employee under certain circumstances. The ordinary shares and the redeemable preference shares rank equally in all other respects.